Matthew Wolock

+1.202.739.5322

matthew.wolock@morganlewis.com

VIA EDGAR

Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

September 10, 2025

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”)
File Nos. 333-272579 and 811-23883

Dear Mr. Cowan:

This letter responds to Staff comments on post-effective amendment no. 9 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on June 24, 2025 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to the following five series of the Trust: Pictet AI & Automation ETF, Pictet Cleaner Planet ETF, Pictet AI Enhanced International Equity ETF, Pictet Emerging Markets Rising Economies ETF, and Pictet Emerging Markets Debt ETF (each, a “Fund” and collectively, the “Funds”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

Prospectus

All Funds

Principal Investment Strategies

1.	Comment: Please elaborate on each Fund’s use of Sustainability factors.

Response: The Registrant has made the requested changes.

2.	Comment: Each Fund discloses that it adopts an exclusion policy for direct investments deemed incompatible with its Adviser’s approach to responsible investment, and provides examples of what such exclusions may include. Please revise this disclosure to definitively state when such direct investments will be excluded.

Response: The Registrant has made the requested changes.

September 10, 2025

Principal Investment Risks of Investing in the Fund

3.	Comment: The Sustainability & ESG Data Risk for each Fund explains that the set of sustainability risks included in the risk disclosure are relevant to the respective Adviser’s investment strategies, as the Fund integrates sustainability risks. Please revise each Fund’s Principal Investment Strategies disclosure accordingly to elaborate on how each Fund integrates such risks into its investment strategies.

Response: The Registrant has made the requested changes.

Additional Information about the Funds’ Investment Strategies

4.	Comment: Please revise the Item 9 disclosure in this section so that it expands on the strategy disclosure provided in Item 4 for each Fund (i.e., there should be a layered disclosure approach taken with respect to Items 4 and 9). See June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Please also provide a general explanation of how each Fund’s Adviser decides which securities to sell.

Response: The Registrant has made changes, as appropriate.

Pictet AI & Automation ETF

Principal Investment Strategies

5.	Comment: The Fund discloses that it generally focuses on companies that have a distinct link to artificial intelligence and/or automation as measured by the proportion of the company (e.g., sales, EBITDA, enterprise value, Capex, or other relevant metrics) that contributes to and benefits from the value chain in artificial intelligence, robotics, cybersecurity, semiconductors, and software. Given the use of the phrasing “generally focuses on,” please revise the disclosure to clarify what other companies or factors the Adviser may focus on for purposes of the Fund’s investment selection process. Additionally, please provide the minimum proportion of a company’s contributions to, and benefits from, the value chain in artificial intelligence, robotics, cybersecurity, semiconductors, and software to be considered for the Fund’s portfolio.

Response: The registrant has removed the term "generally" from the disclosure. As for the request to provide the minimum proportion of a company's contributions required to be considered for the Fund's portfolio, after careful consideration, the Adviser has determined to leave the disclosure as is. The Adviser believes the Fund’s holdings have a reasonable and meaningful nexus to the industry referenced in its name and therefore, is consistent with both the letter and spirit of Rule 35d-1. The Registrant acknowledges that the Staff, in the adopting release for the amendments to Rule 35d-11 (the “Amendment Release”), has suggested that a revenue test is one way to demonstrate an issuer’s relationship to a particular industry for purposes of determining if a meaningful nexus exists between an investment and the industry references by the fund’s name. The Staff has been consistently careful to acknowledge that the 50% revenue test is not the only way to demonstrate compliance with Rule 35d-1 with respect to fund names that reference a particular industry. Most recently in the Amendment Release, in reference to several examples of ways to demonstrate a sufficient nexus between securities and a given industry, the SEC reiterated its longstanding position by stating “[t]hese examples are not meant to serve as an exhaustive list of acceptable methods of qualification in a fund’s 80% basket. Given the breadth of fund names and strategies, it is not possible to provide an enumerated list of circumstances in which a nexus exists between a security and an industry or a particular investment focus.”2 The SEC also acknowledged that establishing what is now referred to as a sufficient or meaningful nexus between a security and an industry is particularly challenging for thematic investment strategies. Accordingly, it designed the amendments to Rule 35d-1 “to provide flexibility for funds to determine what qualifies as a reasonable nexus between a security and a given investment focus.”3

The Fund is designed to provide its shareholders with exposure to a niche industry-specific investment theme. The Fund’s investment objective makes the adoption of a 50% revenue test impractical for some of the very reasons cited by both commenters and the SEC in the Amendment Release, including the emergent and thematic nature of the relevant industries. Moreover, it is not necessary as the Adviser believes its constituent selection criteria reasonably demonstrates a sufficient nexus between each constituent issuer and the Fund’s relevant industry.

6.	Comment: The Fund discloses that the Adviser seeks to achieve the Fund’s investment objective by outperforming (net of fees) the MSCI All Country World Index net total return USD over a full market cycle. Please revise the disclosure to clarify whether the Fund’s universe of investments is limited to companies included in the MSCI All Country World Index.

Response: The Registrant confirms that the Fund’s investment universe is broader than the MSCI All Country World Index. After consideration, the Registrant has determined not to add disclosure on this point because, as written, the disclosure does not suggest the Fund’s investment universe is limited to the MSCI All Country World Index.

[1]	See Investment Company Names, Investment Company Act Release No. 35000 (Sept. 20, 2023).
[2]	Id.
[3]	Id.

September 10, 2025

7.	Comment: The Fund discloses that part of its investment selection process includes “a thematic screen that narrows the broader investment universe to those companies with sufficient exposure to artificial intelligence and automation themes.” Please revise the disclosure to indicate what constitutes “sufficient exposure.”

Response: The Registrant has made clarifying edits to the disclosure, including removing "sufficient exposure" from the sentence.

8.	Comment: The Fund discloses that the final portfolio is a combination of the highest convictions resulting from the investment process. Please provide additional disclosure to clarify how the final portfolio will be constructed.

Response: The Registrant has made the requested changes.

9.	Comment: The Fund discloses that it invests in companies located in developed countries around the world. Given the MSCI All Country World Index includes companies in both developed and emerging markets, please revise the disclosure to clarify, if true, that the Fund screens out emerging market countries during the investment selection process.

Response: The Registrant has made the requested changes.

Principal Investment Risks of Investing in the Fund

10.	Comment: Since the Fund discloses that it may invest in companies of any market capitalization, please add risk disclosure to account for the risks of investing in companies of all market capitalizations.

Response: The Registrant has made the requested changes.

11.	Comment: The Fund includes “Risks Relating to Companies Focused on Artificial Intelligence, Robotics, Cybersecurity, Semiconductors and Software” as a principal risk of investing in the Fund. Please remove Artificial Intelligence from this risk factor and create a separate Artificial Intelligence and Automation risk factor.

Response: The Registrant has made the requested changes.

12.	Comment: The “Industry Concentration Risk” disclosure states the Fund concentrates its investments in the banks, financial services, and insurance industries, while the sub-risk relates to the Information Technology industries. Please confirm which industries the Fund concentrates its investments in and reconcile this disclosure as necessary.

Response: The Registrant has updated the disclosure as appropriate.

September 10, 2025

Pictet Cleaner Planet ETF

Principal Investment Strategies

13.	Comment: To align the Fund’s 80% investment policy with its name, please revise the Fund’s policy of investing at least 80% of its net assets (plus borrowings for investment purposes) in securities of global companies that contribute and benefit from the structural change towards a more sustainable economy to include the concept of “Cleaner Planet” companies.

Response: The Registrant has made the requested changes.

14.	Comment: The Fund discloses that it generally focuses on companies that have a distinct environmental and/or social impact objective, measured by the proportion of the company (e.g., sales, EBITDA, enterprise value, Capex, or other relevant metrics) that contributes positively to certain environment/social activities. Given the use of the phrasing “generally focuses on,” please revise the disclosure to clarify what other companies or factors the Adviser may focus on for purposes of the Fund’s investment selection process. Additionally, please provide the minimum proportion of a company’s contributions to, and benefits from, the environmental and/or social activities included in the Fund’s disclosure required to be considered for the Fund’s portfolio.

Response: The registrant has removed the term "generally" from the disclosure. As for the request to provide the minimum proportion of a company's contributions required to be considered for the Fund's portfolio, after careful consideration, the Adviser has determined to leave the disclosure as is. The Adviser believes the Fund’s holdings have a reasonable and meaningful nexus to the industry referenced in its name and therefore, is consistent with both the letter and spirit of Rule 35d-1. The Registrant acknowledges that the Staff, in the adopting release for the amendments to Rule 35d-11 (the “Amendment Release”), has suggested that a revenue test is one way to demonstrate an issuer’s relationship to a particular industry for purposes of determining if a meaningful nexus exists between an investment and the industry references by the fund’s name. The Staff has been consistently careful to acknowledge that the 50% revenue test is not the only way to demonstrate compliance with Rule 35d-1 with respect to fund names that reference a particular industry. Most recently in the Amendment Release, in reference to several examples of ways to demonstrate a sufficient nexus between securities and a given industry, the SEC reiterated its longstanding position by stating “[t]hese examples are not meant to serve as an exhaustive list of acceptable methods of qualification in a fund’s 80% basket. Given the breadth of fund names and strategies, it is not possible to provide an enumerated list of circumstances in which a nexus exists between a security and an industry or a particular investment focus.”2 The SEC also acknowledged that establishing what is now referred to as a sufficient or meaningful nexus between a security and an industry is particularly challenging for thematic investment strategies. Accordingly, it designed the amendments to Rule 35d-1 “to provide flexibility for funds to determine what qualifies as a reasonable nexus between a security and a given investment focus.”3

The Fund is designed to provide its shareholders with exposure to a niche industry-specific investment theme. The Fund’s investment objective makes the adoption of a 50% revenue test impractical for some of the very reasons cited by both commenters and the SEC in the Amendment Release, including the emergent and thematic nature of the relevant industries. Moreover, it is not necessary as the Adviser believes its constituent selection criteria reasonably demonstrates a sufficient nexus between each constituent issuer and the Fund’s relevant industry.

15.	Comment: The Fund discloses that part of its investment selection process includes “a thematic screen that narrows the broader investment universe to those companies with sufficient exposure to environmental and social impact themes.” Please revise the disclosure to indicate what constitutes “sufficient exposure.” Also, given the Fund’s name, consider whether the screen should be limited to companies that are focused on a “cleaner planet”, and whether social impact themes are consistent with what a “cleaner planet” would evoke.

Response: The Registrant has made clarifying edits to the disclosure, including removing "sufficient exposure" from the sentence.

Principal Investment Risks of Investing in the Fund

16.	Comment: Since the Fund discloses that it may invest in companies of any market capitalization, please add risk disclosure to account for the risks of investing in companies of all market capitalizations.

Response: The Registrant has made the requested changes.

17.	Comment: The “Industry Concentration Risk” disclosure states the Fund concentrates its investments in the banks, financial services, and insurance industries, while the sub-risk relates to the Information Technology industries. Please confirm which industries the Fund concentrates its investments in and reconcile this disclosure as necessary.

Response: The Registrant has updated the disclosure as appropriate.

[1]	See Investment Company Names, Investment Company Act Release No. 35000 (Sept. 20, 2023).
[2]	Id.
[3]	Id.

September 10, 2025

Pictet AI Enhanced International Equity ETF

Principal Investment Strategies

18.	Comment: If true, please revise the disclosure to clarify that while the artificial intelligence model identifies stocks for the Fund’s portfolio, the Adviser makes the final investment decisions for the Fund’s portfolio.

Response: The Registrant has made the requested changes.

19.	Comment: The Fund discloses that it primarily invests in equity securities or depositary receipts of companies located in developed countries. Given the use of “primarily,” please revise the disclosure to clarify whether the Fund also invests in equity securities and depositary receipts of companies located outside of developed countries.

Response: The Registrant has removed the term “primarily” from the disclosure.

Principal Risks of Investing in the Fund

20.	Comment: Since the Fund discloses that it may invest in securities of any market capitalization of companies included in the MSCI EAFE Index, please add risk disclosure to account for the risks of investing in companies of the relevant market capitalizations.

Response: The Registrant has made the requested changes.

21.	Comment: The Fund discloses that it may enter into derivatives transactions, principally index futures, to manage liquidity as part of the Fund’s principal investment strategy. Accordingly, please revise the Derivatives Risk to include index futures.

Response: The Registrant has made the requested changes.

Pictet Emerging Markets Rising Economies ETF

Principal Risks of Investing in the Fund

22.	Comment: The Fund discloses that it may enter into derivatives transactions, principally index futures, to manage liquidity as part of the Fund’s principal investment strategy. Accordingly, please revise the Derivatives Risk to include index futures.

Response: The Registrant has made the requested changes.

23.	Comment: Please revise the Emerging Markets Risk to address differences in accounting, marketing and financial reporting standards, etc. that are unique to issuers in emerging markets. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant has made the requested changes.

24.	Comment: Please revise the Foreign Currency Risk to note emerging markets are susceptible to greater currency fluctuations and greater volatility in currency exchange rates.

Response: The Registrant has made the requested changes.

September 10, 2025

Pictet Emerging Markets Debt ETF

Principal Investment Strategies

25.	Comment: In the second paragraph of the Principal Investment Strategies section, the Fund discloses that it may invest in “emerging market sovereign and corporate issuers.” However, in the third paragraph of the Principal Investment Strategies section, the Fund discloses that it may also invest in quasi-sovereign entities. If accurate, please revise the disclosure in the second paragraph to include quasi-sovereign issuers.

Response: The Registrant has made the requested changes.

26.	Comment: The Fund’s Principal Investment Risks include Restricted Securities Risk and Liquidity Risk. Please add disclosure to the Fund’s Principal Investment Strategies section discussing the Fund’s use of restricted and illiquid securities.

Response: The Registrant has made the requested changes.

Principal Risks of Investing in the Fund

27.	Comment: The Fund discloses that it may enter into “derivatives transactions and other instruments, including foreign exchange forward contracts, futures and credit default swaps.” Accordingly, please revise the Derivatives Risk to include foreign exchange forward contracts, futures and credit default swaps.

Response: The Registrant has made the requested changes.

Additional Principal Risk Information

28.	Comment: Please confirm the chart accurately identifies the correct industries in the Industry Concentration Risk.

Response: The Registrant has made the requested update.

29.	Comment: Please confirm whether each type of derivative investment discussed in the Derivatives Risk is applicable to the Funds.

Response: The Registrant confirms that it has updated the Derivatives Risk disclosure such that only the applicable derivatives are discussed.

September 10, 2025

Statement of Additional Information

Uses of Derivatives

30.	Comment: If accurate, please add disclosure to the Legal and Regulatory Risk Relating to Derivatives section confirming that each Fund intends to be a limited derivatives user.

Response: The Registrant has made the requested changes.

**********************

We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 739-5322, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ Matthew Wolock
Matthew Wolock

cc:	W. John McGuire
Christopher D. Menconi